 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  __________________________________________________________
SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*
  __________________________________________________________
Bluegreen Vacations Holding Corporation
(Name of Issuer)
Class A Common Stock of $.01 par value
(Title of Class of Securities)
003830106
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 7, 2021
(Date of event which requires filing of this statement)
  __________________________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ◻
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,350,515
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,350,515
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.38%*
14	TYPE OF REPORTING PERSON* IA, PN

  * Based on 18,293,576 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of June 18, 2021 as reported in the Issuer’s Form DEFA 14A filed with the SEC on June 25, 2021.

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS AG GP LLC (formerly AG Partners, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,350,515
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,350,515
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.38%*
14	TYPE OF REPORTING PERSON* HC, OO

  * Based on 18,293,576 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of June 18, 2021 as reported in the Issuer’s Form DEFA 14A filed with the SEC on June 25, 2021.

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,350,515
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,350,515
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.38%*
14	TYPE OF REPORTING PERSON* IN, HC

* Based on 18,293,576 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of June 18, 2021 as reported in the Issuer’s Form DEFA 14A filed with the SEC on June 25, 2021.

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,350,515
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,350,515
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.38%*
14	TYPE OF REPORTING PERSON* IN, HC

* Based on 18,293,576 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of June 18, 2021 as reported in the Issuer’s Form DEFA 14A filed with the SEC on June 25, 2021.

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC (formerly AG Partners, LLC), a Delaware limited liability company (“AG GP”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”), (iv) Josh Baumgarten and (iv) Adam Schwartz with the Securities and Exchange Commission (the “SEC”) on February 4, 2021, as amended by Amendment No. 1 to Schedule 13D, filed on March 25, 2021 and Amendment No. 2 to Schedule 13D filed on April 22, 2021 (the “Schedule 13D”).
This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background
Item 2 is amended and restated to read as follows:
(a) This statement is filed by: (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC (formerly AG Partners, LLC), a Delaware limited liability company (“AG GP”), (iii) Josh Baumgarten and (v) Adam Schwartz (collectively with Angelo Gordon, AG GP and Mr. Baumgarten, the “Reporting Persons”).
Angelo Gordon, in its capacity as investment manager to certain managed accounts and investment fund vehicles (collectively, the “Accounts”), has sole power to vote all shares of Common Stock held in the Accounts and to dispose of all shares of Common Stock held in the Accounts. Mr. Baumgarten and Mr. Schwartz are the managing members of AG GP, which is the sole general partner of Angelo Gordon and Mr. Baumgarten and Mr. Schwartz are the co-chief executive officers of Angelo Gordon. Each of Mr. Baumgarten, Mr. Schwartz and AG GP may be deemed to control Angelo Gordon.
(b) The business address of the Reporting Persons is 245 Park Avenue, 26th Floor, New York, New York 10167.
(c) The principal business of Angelo Gordon is the management of the assets and activities of the Accounts. The principal business of AG GP is acting as the general partner of Angelo Gordon.  The principal business of Mr. Baumgarten and Mr. Schwartz is acting as the co-managing members of AG GP and the co-chief executive officers of Angelo Gordon.
(d) None of the Reporting Persons nor any of the Accounts have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any of the Accounts have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Angelo Gordon is a Delaware limited partnership. AG GP is a Delaware limited liability company. Mr. Baumgarten is a United States citizen. Mr. Schwartz is a United States citizen.

Item 3.	Source and Amount of Funds
Item 3 is amended and restated to read as follows:
Since the Issuer’s spin-off, the Reporting Persons purchased 585,044 shares of Common Stock, net of shares sold, on behalf of the Accounts in open market transactions through a broker using the working capital of the Accounts. The aggregate purchase price of such shares of Common Stock purchased in the open market and directly held by the Accounts was approximately $6,757,973.  Prior to the spin-off, the Reporting Persons held 765,471.
Purchases of some securities for certain Accounts were effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts of the Accounts.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated to read as follows:
Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 18,293,576 shares of Common Stock outstanding as of June 18, 2021, as reported in the Issuer’s Form DEFA 14A filed with the SEC on June 25, 2021.
Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 1,350,515 shares of Common Stock and the power to dispose of 1,350,515 shares of Common Stock held in the Accounts. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote 1,350,515 shares of Common Stock and the power to dispose of 1,350,515 shares of Common Stock held in the Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 1,350,515 shares of Common Stock and the shared power to dispose of 1,350,515 shares of Common Stock held in the Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 1,350,515 shares of Common Stock and the shared power to dispose of 1,350,515 shares of Common Stock held in the Accounts.  The above information on the cover pages and in this Item is reported based on the Reporting Person’s beneficial ownership as of 9:00 am on July 9, 2021.

(c) Transactions in the shares of Common Stock by the Reporting Persons in the last 60 days (since May 10, 2021) are listed in Annex A attached hereto, which is incorporated herein by reference.
(d) Not Applicable.
(e) Not Applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2021
ANGELO, GORDON & CO., L.P.

By: AG GP LLC
Its General Partner

By: Josh Baumgarten
Its Co-Managing Member

By: /s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact
AG GP LLC

By: Josh Baumgarten
Its Co-Managing Member

By: /s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSH BAUMGARTEN

By: /s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By: /s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

Annex A
The following table sets forth all transactions by the Reporting Persons (on behalf of the Accounts) with respect to shares of Common Stock effected in the 60 days prior to filing, inclusive of any transactions effected through 9:00 a.m., New York City time, on July 9, 2021. Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Amount Purchased/(Sold)	Price
06/30/2021	95,000	17.39	(1)
07/06/2021	9,100	17.05	(2)
07/07/2021	50,000	16.89	(3)

(1) The purchase price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $16.94 to $18.00, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1), (2) and (3).
(2) The purchase price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $16.7955 to $17.05, inclusive.
(3) The purchase price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $16.85 to $16.99, inclusive.